UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

GROUPON, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

399473107
(CUSIP Number)

Peter Ashby
Chief Compliance Officer
and Chief Operating Officer
MIG Capital, LLC
660 Newport Center Drive, Suite 1300
Newport Beach, CA 92660
(949) 474-5800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 399473107

1	NAMES OF REPORTING PERSONS
MIG Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
28,285,024

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
28,285,024

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,285,024

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No. 399473107

1	NAMES OF REPORTING PERSONS
MIG Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
28,285,024

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
28,285,024

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,285,024

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D

CUSIP No. 399473107

1	NAMES OF REPORTING PERSONS
MIG Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
28,285,024

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
28,285,024

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,285,024

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

SCHEDULE 13D

CUSIP No. 399473107

1	NAMES OF REPORTING PERSONS
Richard P. Merage

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
28,285,024

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
28,285,024

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,285,024

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $.0001 par value (the “Common Stock”) of Groupon, Inc. (the “Issuer”) having its principal executive office at 600 West Chicago Avenue, Suite 400, Chicago, Illinois 60654.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	MIG Master Fund, L.P., a Cayman Islands limited partnership (“Fund”);

(ii)	MIG Capital Advisors, LLC, a Delaware limited liability company (“MIG Advisors”), which serves as the general partner of the Fund;

(ii)	MIG Capital, LLC, a Delaware limited liability company (“MIG Capital”), which serves as the investment manager of the Fund; and

(iii)	Richard P. Merage (“Mr. Merage”), who serves as the Chief Executive Officer of MIG Advisors and the Chief Executive Officer of MIG Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto is the name and present principal business, occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the executive officers of MIG Advisors and MIG Capital.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)          The address of the principal office of each of the Reporting Persons is 660 Newport Center Drive, Suite 1300, Newport Beach, CA 92660.

(c)          The principal business of the Fund is investing in securities.  The principal business of MIG Advisors is serving as the general partner of the Fund.  The principal business of MIG Capital is serving as the investment manager of the Fund.  The principal occupation of Mr. Merage is serving as the Chief Executive Officer of MIG Capital and the Portfolio Manager of MIG Master Fund, L.P.

(d)          No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          The Fund is organized under the laws of the Cayman Islands and each of MIG Advisors and MIG Capital is organized under the laws of the State of Delaware.  Mr. Merage is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 28,285,024 shares of Common Stock owned directly by the Fund is approximately $95,161,000, including brokerage commissions.  The shares of Common Stock owned directly by the Fund were acquired with the working capital of the Fund (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities reported herein based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of such securities on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management and the board of directors of the Issuer concerning, among other things, the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to such securities, or changing their intention with respect to any and all matters referred to in Item 4.

MIG Capital currently is seeking representation on the Issuer’s board of directors, and has proposed to the Issuer that Richard P. Merage be appointed to the Issuer’s board of directors and nominated by the board for election as a director at the Issuer’s 2020 annual meeting of stockholders.

Item 5.	Interest in Securities of the Issuer.

(a)          The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 564,733,867 shares of Common Stock outstanding as of October 31, 2019, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2019.

As of the date hereof, the Fund directly owned 28,285,024 shares of Common Stock, constituting approximately 5.0% of the outstanding shares of Common Stock.  By virtue of their relationships with the Fund discussed in further detail in Item 2, each of MIG Advisors, MIG Capital and Mr. Merage may be deemed to beneficially own the shares of Common Stock owned by the Fund.

(b)          The Fund shares with MIG Advisors, MIG Capital and Mr. Merage the power to vote and dispose of the shares of Common Stock directly owned by the Fund.

(c)          Schedule B annexed hereto lists all transactions in the shares of Common Stock during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

(d)          No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)          Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 30, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement by and among MIG Master Fund, L.P., MIG Capital Advisors, LLC, MIG Capital, LLC and Richard P. Merage, dated December 30, 2019.

99.2	Power of Attorney.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 30, 2019	MIG MASTER FUND, L.P.

		By:	MIG Capital Advisors, LLC
		Its:	General Manager

By:	/s/ Peter Ashby
Name:	Peter Ashby
Title:	Attorney-in-fact for Richard P. Merage,
Chief Executive Officer

Date:	December 30, 2019	MIG CAPITAL ADVISORS, LLC

		By:	/s/ Peter Ashby
		Name:	Peter Ashby
		Title:	Attorney-in-fact for Richard P. Merage,
Chief Executive Officer

Date:	December 30, 2019	MIG CAPITAL, LLC

		By:	/s/ Peter Ashby
		Name:	Peter Ashby
		Title:	Attorney-in-fact for Richard P. Merage,
Chief Executive Officer

Date:	December 30, 2019	/s/ Peter Ashby
Peter Ashby as Attorney-in-fact for Richard P. Merage

SCHEDULE A

Executive Officers

MIG CAPITAL ADVISORS, LLC

Name and Position	Present Principal Occupation	Business Address

Richard P. Merage, Chief Executive Officer	Chief Executive Officer of MIG Capital, LLC and Portfolio Manager of MIG Master Fund, L.P.	c/o MIG Capital, LLC 660 Newport Center Drive, Suite 1300 Newport Beach, CA 92660

MIG CAPITAL, LLC

Name and Position	Present Principal Occupation	Business Address

Richard P. Merage, Chief Executive Officer	Chief Executive Officer of MIG Capital, LLC and Portfolio Manager of MIG Master Fund, L.P.	c/o MIG Capital, LLC 660 Newport Center Drive, Suite 1300 Newport Beach, CA 92660

Peter Ashby, Chief Operating Officer and Chief Compliance Officer	Chief Operating Officer and Chief Compliance Officer of MIG Capital, LLC	c/o MIG Capital, LLC 660 Newport Center Drive, Suite 1300 Newport Beach, CA 92660

Schedule A

SCHEDULE B

Transactions in Common Stock of the Issuer During the Past 60 Days

MIG MASTER FUND, L.P.

Date of Purchase / Sale	Class of Security	Number of Shares Purchased / (Sold)	Price ($)

11/13/2019	Common Stock	52,479	2.92

11/14/2019	Common Stock	10,306	2.92

11/18/2019	Common Stock	57,215	2.9066

12/02/2019	Common Stock	72,318	2.8054

12/02/2019	Common Stock	50,000	2.8059

12/02/2019	Common Stock	60,000	2.8037

12/02/2019	Common Stock	93,778	2.805

12/12/2019	Common Stock	92,296	2.7193

12/12/2019	Common Stock	200,000	2.72

12/13/2019	Common Stock	120,500	2.7007

12/13/2019	Common Stock	20,000	2.7108

12/13/2019	Common Stock	25,000	2.7050

12/16/2019	Common Stock	345,740	2.6459

12/16/2019	Common Stock	51,400	2.6446

12/17/2019	Common Stock	150,000	2.3952

12/17/2019	Common Stock	100,000	2.39

12/17/2019	Common Stock	61,130	2.3876

12/17/2019	Common Stock	126,989	2.3657

12/19/2019	Common Stock	211,729	2.2597

12/19/2019	Common Stock	100,000	2.2648

12/19/2019	Common Stock	24,372	2.2497

12/20/2019	Common Stock	125,628	2.2647

12/23/2019	Common Stock	36,724	2.2290

12/23/2019	Common Stock	106,560	2.2250

12/23/2019	Common Stock	106,716	2.2574

Schedule B